Annual General Meeting of

Fortuna Silver Mines Inc. (the “Company”)

held on June 6, 2012

Report of Voting Results

pursuant to Section 11.3 of National Instrument 51-102

Matter Voted Upon	Result
To appoint Deloitte & Touche LLP as auditors of the Company for the ensuing year, at a remuneration to be determined by the Directors.	Approved

To elect:

Jorge Ganoza Durant

Simon Ridgway

Tomas Guerrero

Michael Iverson

Mario Szotlender

Robert Gilmore

Thomas Kelly

as Directors of the Company to hold office until the next annual election of Directors or until their successors are elected or appointed.

Approved

DATED:   June 6, 2012.

FORTUNA SILVER MINES INC.

Per:

“Sally Whittall”

Sally Whittall, Corporate Secretary